Morgan Stanley Flexible Income Trust
522 Fifth Avenue
New York, NY 10036
February 25, 2010
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Flexible Income Trust (File No. 33-44782; 811-6515)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Flexible Income Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 25 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 25, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary – Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.
Response 3. This line item is not applicable to the Fund at this time.

Comment 4.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table, the Average Annual Total Return table and the Minimum Investment Amounts table are required or permitted by the Form.
Response 4. We believe that the footnotes to the referenced tables are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table, the Average Annual Total Return table or the Minimum Investment Amounts table.

Comment 5.	With respect to the description of the Fund’s fixed-income investments, please add “high risk” following “high yield” when describing high yield securities.
Response 5. We respectfully acknowledge the comment, but believe the disclosure regarding high yield securities and the related risks is sufficient.

Comment 6.	In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.
Response 6. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to fixed-income securities.

Comment 7.	The placement of the paragraph describing the Fund’s derivatives investments in the section entitled “Principal Investment Strategies” may lead investors to believe that derivatives are part of the Fund’s 20% investment basket. Consider revising the derivatives disclosure accordingly.
Response 7. The paragraph describing the Fund’s derivatives investments has been moved to precede the Fund’s 20% basket paragraph within the Principal Investment Strategy section.

Comment 8.	If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 8. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”

Comment 9.	If the Fund invests in tender option bonds in connection with its investments in inverse floaters, please supplementally confirm whether the Fund participates in the sponsorship of these instruments or buys them in the market.
Response 9. The Fund does not invest in tender option bonds.

Comment 10.	The section entitled “Fund Details—Principal Investment Strategies” describes the Fund’s permitted investments in Rule 144A securities. Please include this description of Rule 144A securities in the Fund Summary section.
Response 10. The requested disclosure has been added.
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax). Thank you.

Best regards,

/s/ Eric Griffith Eric Griffith